Exhibit 99.1

BIOBLAST PHARMA PROVIDES RESEARCH AND DEVELOPMENT UPDATE

NEW HAVEN, Conn., December 9, 2015 -- BioBlast Pharma Ltd. (Nasdaq: ORPN), a clinical-stage biotechnology company developing meaningful therapies for patients with rare and ultra-rare genetic diseases, today provided an update on its research and development programs.

Recently, the Company announced positive, open-label, interim HOPEMD Phase 2 clinical data for Cabaletta in oculopharyngeal muscular dystrophy (OPMD), in which proof-of-concept efficacy signals were observed in patients early in treatment. Based on the positive data from the HOPEMD study, the Company intends to conduct a double-blind, placebo-controlled, Phase 2b study to augment the existing data package for Cabaletta and to further guide the design of a future pivotal Phase 3 study. Therefore, at this time, and in advance of discussions with regulatory authorities, the Company does not anticipate commencing a Phase 3 Cabaletta clinical study in 2016 in either OPMD or spinocerebellar ataxia type 3 (SCA3) patients.

“Our primary objective is to develop a robust clinical program and regulatory dossier for Cabaletta,” said Colin Foster, President and Chief Executive Officer of the Company. “With the accumulating knowledge from our open-label, interim HOPEMD Phase 2 clinical study, we believe that a double-blind, placebo-controlled Phase 2b clinical study will enhance our clinical development program for Cabaletta.”

Following the conclusion of an ongoing assessment, the Company anticipates providing updated guidance on its overall R&D strategy in early 2016.

About BioBlast Pharma

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The Company’s platforms are based on a deep understanding of disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses its review and the results of its research and development programs, the results of future discussions with regulatory authorities, the anticipated timing of Phase 3 studies, the expected future clinical program and regulatory dossier for Cabaletta, the plans for a confirmatory Phase 2b clinical study and its impact on the clinical development program for Cabaletta, providing updated guidance on R&D strategy and the timing thereof, building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases, and that the Company's platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Michael Rice

Founding Partner

LifeSci Advisors, LLC

mrice@lifesciadvisors.com

646-597-6979

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